

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2022

Aina E. Konold
Chief Financial Officer
Nautilus, Inc.
17750 S.E. 6th Way
Vancouver, Washington 98683

> **Re: Nautilus, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2022**
> **Filed June 3, 2022**
> **File No. 001-31321**

Dear Ms. Konold:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing